                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT A NO. _____)*


                               UpTowner Inns, Inc.
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                                (NAME OF ISSUER)

                                  Common Stock
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                         (TITLE OF CLASS OF SECURITIES)

                                  Inapplicable
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                                 (CUSIP NUMBER)

       Elizabeth Lord, P. O. Box 553, Charleston, WV 25322, (304) 340-1390
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                October 17, 2003
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.         INAPPLICABLE

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   1.   NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
        Carl E. Midkiff
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   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
        (A)
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        (B)
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   3.   SEC USE ONLY
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   4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)     SC
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   5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
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   6.   CITIZENSHIP OR PLACE OF ORGANIZATION      USA
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NUMBER OF             7.       SOLE VOTING POWER                652,119
SHARES BENE-                                                    --------------
FICIALLY BY           8.       SHARED VOTING POWER              154,136
OWNED BY EACH                                                   --------------
REPORTING             9.       SOLE DISPOSITIVE POWER           652,119
PERSON WITH                                                     --------------
                      10.      SHARED DISPOSITIVE POWER         154,136
                                                                --------------

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   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   806,255
                                                                      --------

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   12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
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   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           53.98%
                                                                     ---------

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   14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)       IN
                                                          --------------------


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ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the common stock, par value $0.50 per share (the "Shares") of UpTowner Inns, Inc., a West Virginia Corporation ("UpTowner" or the "Issuer"). The principal executive offices of the Issuer are located at 741 Fifth Avenue, Huntington, West Virginia, 25701.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is filed by Carl E. Midkiff whose business address is UpTowner Inns, Inc., 741 Fifth Avenue, Huntington, West Virginia, 25701. Mr. Midkiff currently serves as President, Chief Executive Officer and Chairman of the Board of Directors of UpTowner.

         Mr. Midkiff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Midkiff is a citizen of the United States of America and a resident of the State of West Virginia.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Issuer is engaged in a going private transaction via a reverse stock split. The funds to be used for the purchase of fractional shares resulting from the reverse stock split will come from the Issuer's existing working capital.

ITEM 4.  PURPOSE OF TRANSACTION

         Upon completion of the reverse stock split, the Issuer will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         Other than the reverse stock split, there are no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancy on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)      Reference is made to Item (11) of the cover page hereto.

         (b) Reference is made to Items 7, 8, 9 and 10 of the cover page hereto. The reporting person shares voting and dispositive power with Violet Midkiff, 800 Third Avenue, Room 207, Huntington, West Virginia, 25701. Ms. Midkiff is retired. She has not been convicted in a criminal proceeding nor a party to a civil proceeding regarding violations of federal or state securities laws.

         (c)      None.

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         With regard to the Shares owned by Violet Midkiff, Carl E. Midkiff's mother, Mr. Midkiff has authority to vote those Shares due to a power of attorney executed November 29, 2002 as a result of Ms. Midkiff's ill health. Additionally, pursuant to a trust agreement, Carl Midkiff, as Trustee, votes the Shares of The Violet Midkiff Irrevocable Trust.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (1)      Trust Agreement for The Violet Midkiff Irrevocable Trust

         (2)      Power of Attorney of Violet Midkiff



Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2004
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Date

/s/ Carl E. Midkiff
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Signature

Carl E. Midkiff
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Name/Title:

         THIS TRUST AGREEMENT, made and entered into as of the 4th day of October, 1999, by and between VIOLET MIDKIFF, individually, party of the first part, hereinafter called "Grantor" and CARL MIDKIFF, as trustee, party of the second part, hereinafter called "Trustee";

         WITNESSETH that, for and in consideration of the premises, Grantor does hereby assign, transfer, convey and deliver unto Trustee the property described in Schedule A hereto annexed and Trustee hereby acknowledges receipt of such property and agrees to hold the same and any additional property received by him under the terms of this Trust Agreement and dispose of the same as hereinafter provided:


                                    ARTICLE I

         This Trust shall be known as the "Violet Midkiff Irrevocable Trust."


                                   ARTICLE II

         Additional property may from time to time be transferred to Trustee by Grantor or any other person and such property shall become a part of the Trust property and shall be subject to all of the terms and conditions of this Trust Agreement as fully and to the same extent as if presently included herein.

                                   ARTICLE III

         Trustee shall hold the Trust property for the following uses and purposes, that is to say:

         (a) Trustee shall hold, manage and invest the Trust property and from time to time reinvest the same in such a manner as Trustee shall in his sole and uncontrolled discretion consider to be in the best interests of the Trust. In making investments Trustee shall not be limited to those prescribed by the laws of any state or regulatory authority as legal investments for fiduciary funds and Trustee shall have absolute discretion as to the terms, conditions and rate of interest with respect to investments with the right to vary and transpose the same into other investments as he may deem advisable for the best interests of the Trust.

         (b) All of the net income of this Trust shall he paid and distributed annually or in the discretion of Trustee at more frequent intervals to Carl Midkiff during his lifetime. Should Carl Midkiff die prior to the termination of this Trust, all of the net income shall be distributed as aforesaid in equal shares to Lewis Wyatt Midkiff and Wade Ross Midkiff, children of Carl Midkiff, or the survivor of them.

         Upon the death of Carl Midkiff and provided that he is survived by both Lewis Wyatt Midkiff and Wade Ross Midkiff, the Trust estate shall be equally divided into separate accounts among said children.

         (c) Trustee shall also pay to or apply for the benefit of any beneficiary of this Trust then entitled to receive income other than Carl Midkiff, out of the principal of this Trust and from such beneficiary's account, from time to time such amounts as Trustee in his sole and uncontrolled discretion may deem necessary or appropriate for the education, health and welfare of any such beneficiary.

         (d) Except as hereinafter provided, this Trust shall terminate on the date of the death of Grantor. Upon termination all of the then remaining principal of the Trust estate and any accrued and undistributed income thereof shall be paid and distributed by Trustee to Carl Midkiff if living and if not to Lewis Wyatt Midkiff and Wade Ross Midkiff, on their issue per stirpes. Should the youngest of said children not have attained the age of twenty-one (21) upon the death of Carl Midkiff, the then remaining principal of the Trust estate and any accrued undistributed income thereof shall continue to be held in Trust in the manner and under the terms and conditions set forth herein until the youngest of said children attains the age of twenty-one (21). In the event that either Lewis Wyatt Midkiff or Wade Ross Midkiff should die before the termination of the Trust as set forth herein leaving issue, then upon the termination of the Trust the share of the deceased beneficiary shall be paid and distributed to his issue per stirpes. If either of said children should die during the continuance of the Trust without leaving issue, then the share of the deceased beneficiary shall go to increase the share of the surviving beneficiary. Should both Lewis Wyatt Midkiff and Wade Ross Midkiff die prior to attaining the age of twenty-one (21) without leaving issue then the Trust shall terminate and all of the assets of the Trust estate shall be distributed to those persons, other than Grantor, who would take under the laws of distribution in effect at that time in the State of West Virginia.

         (g) The Trust hereunder shall be chargeable with and may pay without application to any court, compensation to Trustee for the reasonable value of his services, as well as the fees and expenses of such agents, attorneys, accountants and advisors as Trustee may employ in the administration of such Trust.

         (h) No Trustee shall be required to obtain the order of any court to exercise any power or discretion under this Trust.

         (j) The title, powers, duties, immunities and discretions herein conferred upon Trustee shall continue after the termination of the Trust hereby created until final payment and distribution of the Trust Estate.

         (k) Trustee acknowledges the receipt from Grantor of the property set forth on Schedule A and accepts the Trusts hereby created upon the terms set forth herein.

                                   ARTICLE IV


         The following provisions shall be applicable to Trustee and the beneficiaries of this Trust:

         (a) In order that Trustee may not be hampered in administering this Trust, it is expressly provided that no person employed by, dealing with or paying over to or receiving from the trust any money or other property shall be required to ascertain the authority of Trustee to act and to bind the Trust or to see to the proper application of any money or other property paid, delivered or conveyed to or from the trust.

         (b) Trustee shall not be liable for any error of judgment or law on his own part, but shall be liable for his own wilful default. Any Trustee or any firm, corporation or association in which he is in any way interested or connected may act as attorney for, deal and contract with and be employed by Trustee and any individual acting as a Trustee may be in any manner interested in or connected with any corporation, association or business in which this Trust is directly or indirectly interested, all in the same manner and with the same freedom as though not a Trustee. No bond or other security shall be required by any named Trustee hereunder.

         (c) Trustee shall render annual accountings showing receipts and disbursements and property on hand and a copy thereof shall be furnished to the beneficiary then entitled to receive income from this Trust. However, Trustee shall not be required to and he is hereby expressly excused from filing any accounts with or making any settlement before any court, commissioner of accounts or other official or procuring the approval of any act or nonaction as Trustee by any court, commissioner of accounts or other official.

         (d) If at any time during the term of this Trust any beneficiary then entitled to receive income therefrom shall become disabled or incompetent, any payment to be made by Trustee under the terms of this Trust may be made by Trustee directly to such person, to the guardian of such person, if any, or such payment may be expended by Trustee on behalf of such beneficiary and the receipt of such guardian or evidence of the application of income or principal shall be a full and complete discharge and acquittance of Trustee to the extent of such payment or application.

         (e) No beneficiary of the Trust created hereunder may, by way of anticipation, dispose of, charge or encumber any net income of the Trust created hereunder, and any attempted disposition, charge or encumbrance thereof shall be invalid and of no legal effect, and shall not be in anywise regarded by Trustee, nor shall any net income be in anywise liable to any claim of any creditor of any such beneficiary, it being understood that the beneficial interests in accumulated net income shall not be determined or vested until the date of the payment thereof. If any beneficiary shall attempt to assign any income which he or she may expect to receive thereunder, or if any creditor of any beneficiary shall attempt to obtain the same or shall obtain or attempt to obtain any lien thereon by way of execution, attachment, suggestion or otherwise, or if any beneficiary shall be adjudged bankrupt or insolvent, then in every such case all payments which would otherwise have been made by Trustee to such beneficiary shall cease and go to increase the principal of the Trust estate; provided, however, that in such case, Trustee may, in his sole and uncontrolled discretion, use part or all of the income which would have gone to such beneficiary but for this provision for the support and maintenance of such beneficiary and his or her spouse and children, if any.

         (f) If the Trustee herein named should die, resign or for any reason cease to serve as trustee hereunder, then City National Bank of Huntington is hereby nominated and appointed as successor trustee. If a further vacancy occurs in the office of Trustee, the then-current beneficiaries shall appoint a successor Trustee. In appointing a successor trustee, the vote of each beneficiary shall carry the same weight as such beneficiary's interest in the Trust Estate. Such vote shall be made by each beneficiary having attained the age of majority or, in the case of a minor beneficiary, the custodial parent or legal guardian of such minor beneficiary and shall be made within thirty (30) days of the prior Trustee's cessation of service; provided, however, that in no event shall Grantor or a person who is obligated to support a beneficiary ever serve as a successor Trustee. A copy of such written appointment shall be provided to Grantors, if surviving.

                                    ARTICLE V

         Without limitation of the powers conferred by statute or general law, Trustee shall have and may exercise the following additional powers, privileges and discretions:

                  (a) To pay or expend for the benefit of any Beneficiary as much of the Trust's net income and principal attributable to that Beneficiary's interest in the Trust Estate (including all or none) as is appropriate for his or her health, welfare or education. In making these payments, Trustee shall first pay out of income and then from principal.

                  (b) To retain, in his absolute discretion and for such period as he shall deem advisable, all or any part of the property transferred to this Trust;

                  (c) To invest or reinvest the Trust property in any stocks, common or pre-ferred, voting trust certificates, shares and interests in investment trusts and common trust funds, bonds, obligations, secured or unsecured, mortgages, interests in any of the foregoing, or in any other personal or real property of every kind or nature, without being limited or restricted to investments prescribed or authorized for fiduciaries by the laws of the State of West Virginia or any other state, it being the intention of Grantor to give Trustee the same powers of investment and reinvestment which Grantor might self possess in the management of her own property;

                  (d) To sell, at public or private sale, exchange, lease for any period of time not exceeding ninety-nine years, mortgage, or pledge, any property, real or personal, now or at any subsequent time constituting a portion of the Trust property, at such price or prices and upon such terms and conditions as my fiduciaries shall deem advisable;

                  (e) To improve, manage, protect and subdivide any real estate owned by the Trust; to dedicate parks, streets, highways or alleys, and to vacate any subdivision or any part thereof; to grant options to purchase; to partition or exchange real property or any part thereof for any other real or personal property; to grant easements or charges of any kind; to release, convey or assign any right, title or interest in or about, or easement appurtenant to any real property or any part thereof; and to deal with any real property in all ways as it would be lawful for any person owning the same to deal with such real property;

                  (f) To register any shares of stock or other securities of corporations or other organizations belonging to the Trust, either in the name of Trustee or in the name of one or more nominees; to vote any shares of stock Trustee may hold either in person or by proxy, upon all questions which it is proper for stockholders to consider and vote upon; to assert or waive any stockholder's right or privilege with respect to any or all shares held by Trustee, including any right or privilege to subscribe for or acquire additional stock in any company whose shares Trustee holds; to consent to the merger, reorganization, consolidation, or readjustment of the financial structure or sale of the assets of any corporation or other organization the stock or securities of which constitute a portion of the Trust property; and to unite with other owners of similar properties, stocks, or securities, in any plan, agreement, or deposit to effectuate any merger, consolidation or reorganization of any such corporation or other organization; to enter into any voting trust or other lawful agreement to concentrate or unify the control of any stock of any such corporation or other organization embodying such terms and conditions as may appear acceptable to Trustee and to deposit the shares or interests held by him on any such trust or agreement, all as Trustee, in his uncontrolled discretion, may deem prudent;

                  (g) To borrow money on behalf of the Trust for such periods of time and upon such terms and conditions as to rates, maturities, renewals and security as Trustees may deem appropriate from any person, firm, corporation, or trust;

                  (h) To institute, join in, maintain, compromise, defend, or otherwise dispose of, any litigation in any manner arising in connection with the Trust property upon such terms as Trustee shall deem advisable; to settle or compromise any claims for or against the Trust estate and, in the exercise of the foregoing powers, to execute any and all releases, receipts, or instruments which Trustee may consider advisable; and

                  (i) To make any division or distribution hereunder, in money or in kind or partly in money and partly in kind, and to determine the value of any property allotted, divided, or distributed by Trustee.

                  (j) Whenever no corporate Trustee is acting hereunder, to place all or any part of the securities at any time held by the Trust Estate in the care and custody of any bank or trust company with no obligation while such securities are so deposited to inspect or verify the same and with no responsibility for any loss or misapplication by the bank or the trust company; to have all stocks and registered securities placed in the name of such bank or trust company or in the name of its nominee; to appoint such bank or trust company agent and attorney to collect, receive, receipt for and disburse any income, and generally to perform the duties and services incident to a so-called "custodian" account; and to allocate the charges and expenses of such bank or trust company to income or to principal or partially to income and partially to principal.

                  (k) To appoint, employ and remove at any time and from time to time, any accountants, attorneys, investment counselors, expert advisers, agent, clerks and employees; and to fix and pay their compensation from income or principal or partially from income and partially from principal.

                  (l) Whenever permitted by law, to employ a broker/dealer as custodian for all or any part of the securities at any time held by any Trust Estate and to register such securities in the name of such broker-dealer.

                  (m) To keep assets held hereunder or the physical evidence of their ownership in any state or country whatsoever and from time to time to move the same to any other state or country.

                  (n) To execute and deliver any and all instruments to carry out any of the foregoing powers, no party to any such instrument being required to inquire into its validity, or to see to the application of any money or other property paid or delivered pursuant to the terms of any such instrument.


                                   ARTICLE VI

         The validity and interpretation, construction and administration of the Trust created hereby shall be governed by the laws of the State of West Virginia.


                                   ARTICLE VII

         The Trust created hereby shall be irrevocable and Grantor hereby expressly acknowledges that she shall have no right or power, whether alone or in conjunction with others, in whatever capacity, to alter, amend, revoke or terminate this Trust or any of the terms of this Trust Agreement, in whole or in part, or to designate the person who shall possess or enjoy the Trust property or the income therefrom.


         WITNESS the following signature and seal as of the day and year first above written.



                                               /s/ Violet Midkiff         (SEAL)
                                               --------------------------
                                               VIOLET MIDKIFF

STATE OF WEST VIRGINIA,

COUNTY OF CABELL, TO WIT:

         The foregoing instrument was acknowledged before me this 4th day of October ,1999, by Violet Midkiff.

         My commission expires            February 14, 2006        .
                                ----------------------------------

[Notarial                                         /s/ Katherin Ferguson
Seal]                                            -----------------------------
                                                 Notary Public



This instrument prepared by:

James R. Bailes, Esquire

Bailes, Craig & Yon
401 Tenth Street, Suite 500
The St. James Building
P. O. Box 1926
Huntington, WV 25720-1926
(304) 97-4700

                                   SCHEDULE A

1. Certificate No. 3859 for 200,000 shares of the common capital stock of Uptowner Inns, Inc. (Delivered on October 4, 1999)

                        DURABLE GENERAL POWER OF ATTORNEY



KNOW ALL MEN BY THESE PRESENTS:

         That I, VIOLET MIDKIFF, of Huntington, Cabell County, West Virginia, have made, constituted and appointed, and do hereby make, constitute and appoint my son, Carl Midkiff, my true and lawful attorney in fact and Agent ("Agent"), to act for me and in my name as set forth below.

         SECTION 1. GENERAL POWER TO ACT. My Agent is authorized in my Agent's sole and absolute discretion from time to time and at any time, with respect to any and all of my affairs, property and interests in property, real, personal, intangible and mixed, as follows:

         (1) To demand, sue for and enforce payment of, receipt for and give discharge for all moneys, securities, debts, chattels and other personal estate whatsoever now belonging to me or hereafter to belong to me, or to which I may be entitled in any accounting;

         (2) To settle and compromise all accounts, claims, disputes and differences which I may have with any other person, corporation or fiduciary;

         (3) To withdraw any and all funds that may be deposited now or hereafter in my name in any bank or trust company, and from time to time to issue checks or orders against the same;

         (4) To sign, endorse and receive payment on all checks or vouchers payable to me, including without limitation any government checks or vouchers;

         (5) To receive and collect all dividends, interest and income arising from any of my property, rights or holdings, and to sign my name and execute on my behalf all checks, notes, contracts, transfers, assignments and instruments whatsoever;

         (6) To sell, assign, transfer and deliver all bonds, shares of stock in corporations or other securities and policies of insurance of any kind that I may own or hereafter possess and to pledge the same for loans, giving such notes or obligations that may be required;

         (7) To vote any share of stock, by proxy or otherwise, that I now own or may hereafter acquire;

         (8) To satisfy any award or order in any court in any jurisdiction;

         (9) To satisfy any and all mortgages which I may now possess or hereafter acquire and to enter upon the record in the proper office full and complete satisfaction thereof;

         (10) To sell and convey any and every kind of property that I may own now or in the future, including without limitation contingent and expectant interests, dower or other marital rights and any rights of survivorship incident to joint tenancy or tenancy by the entirety, on such terms and conditions as my Agent may deem advisable; and to grant options with respect to sales thereof;

         (11) To execute and deliver leases for all real estate, including without limitation any personal residence, either as lessor or lessee; and to eject and remove tenants or other persons;

         (12) To grant and convey and to execute and deliver any and all deeds for the conveyance of real estate, including without being limited to deeds releasing dower or other marital rights and any rights of survivorship incident to joint tenancy or tenancy by the entirety that I may now have or hereafter possess.

         (13) To appear for me as my Agent in any action or proceeding in which I may be a party;

         (14) To have access to all safe-deposit boxes in my name or with respect to which I am an authorized signatory, whether the contract for such safe-deposit box was executed by me alone or jointly with others, and to add to and remove from the contents of any such safe-deposit box and to terminate any and all contracts for such boxes;

         (15) To represent me in all tax matters; to prepare, sign, and file federal, state and local tax returns of all kinds, including without limitation income tax returns, FICA returns, claims for refunds, requests for extensions of time, petitions to the tax court or other courts regarding tax matters, and any other tax related documents; to represent me or obtain professional representation for me generally in all tax matters and proceedings of all kinds and for all periods between the years 1990 and 2075 before all officers of the Internal Revenue Service and state and local authorities;

         (16) To execute all instruments and do all things in all matters, affairs or properties of any description which I may at any time own or be entitled to, to the same extent that I could do if present and acting; it being my express intent to delegate to my Agent each and every power that I may lawfully delegate, subject only to those limitations specifically set forth in this instrument;

         (17) To appoint and remove at my Agent's pleasure any substitute or agent under this power of attorney, in respect to any or all of the matters aforesaid; and

         (18) To make gifts to descendants and any spouse of my descendants (who may also be my agent) in an amount not to exceed in value the federal gift tax annual exclusion amount in any one calendar year, and to make payments for tuition or medical care of any descendant of mine.

         SECTION 2. RELIANCE ON REPRESENTATIONS AND AUTHORITY. No person who acts in reliance upon any representations my Agent may make as to (a) the fact that my Agent's powers are then in effect, (b) the scope of my Agent's authority granted under this instrument, (c) my competency at the time this instrument is executed, (d) the fact that this instrument has not been revoked, or (e) the fact that my Agent continues to serve as my Agent shall incur any liability to me, my estate, my heirs or assigns for permitting my Agent to exercise any such authority, nor shall any person who deals with my Agent be responsible to determine or insure the proper application of funds or property.

         SECTION 3. RELEASE OF INFORMATION. All persons from whom my Agent may request information regarding me, my personal or financial affairs or any information which I am entitled to receive are hereby authorized to provide such information to my Agent without limitation and are released from any legal liability whatsoever to me, my estate, my heirs and assigns for complying with my Agent's requests. If I am incompetent at the time my Agent shall request such information, all persons are authorized to treat any such request for information by my Agent as the request of my legal representative and to honor such requests on that basis. I hereby waive all privileges which may be applicable to such information and records and to any communication pertaining to me and made in the course of any confidential relationship recognized by law.

         SECTION 4. DURABLE POWER OF ATTORNEY. In the event any question may hereafter be raised as to the effectiveness of this power of attorney, depending on whether I am then living, I hereby direct that this instrument shall be irrevocable except by another instrument under my hand and seal, duly acknowledged; and if I shall be dead when any act is done by my Agent, the powers herein given shall be regarded as testamentary powers given to my Agent as trustee, and when my death is ascertained, this instrument, unless revoked as aforesaid, may be read into any will that I may leave, whether executed prior to or subsequent to this instrument, thereby giving full force and effect to a contractual obligation by me with those dealing with my Agent whether I be living or dead. Furthermore, this power of attorney shall not be affected or terminated by my subsequent disability or incompetence or by lapse of time. However, nothing herein contained shall relieve my Agent from a proper accounting to me or my estate, as the case may he, but persons dealing with my Agent shall be under no duty to see that such is done.

         SECTION 5. SCOPE OF POWERS. My Agent shall generally act in relation to the premises and all other matters in which I may be interested or concerned, and on my behalf execute all such instruments and do all such acts and things, as fully and effectually in all respects as I myself could do if personally present. And I hereby ratify and confirm all acts done by my Agent by virtue hereof.

         SECTION 6. REVOCATION OF PRIOR POWERS OF ATTORNEY. I hereby revoke any and all powers of attorney that I may have heretofore given to any person to act on my behalf or represent me as to any matters, other than any medical power of attorney executed by me prior to or contemporaneously with the execution of this power.

         SECTION 7. NOMINATION OF GUARDIAN. To the extent I am permitted by law to do so, I herewith nominate, constitute and appoint my Agent named above to serve as my committee, guardian, conservator or in any similar representative capacity having responsibility for my property as distinguished from my person. If I am not permitted by law to so nominate, constitute and appoint, then I request in the strongest possible terms that any court or county commission of competent jurisdiction which may receive and be asked to act upon a petition by any person to appoint a committee, guardian, conservator or similar representative for my property give the greatest possible weight to this expression of my wishes regarding such an appointment. Any person nominated and appointed as committee, guardian. conservator or similar representative under the preceding sentence shall serve without bond or other security required by law.

         SECTION 8. REIMBURSEMENT OF COSTS. My Agent shall be entitled to reimbursement of all reasonable costs and expenses, including reasonable attorney's fees, actually incurred and paid by my Agent on my behalf at any time under any provision of this instrument; but my Agent shall not be entitled to any compensation for services rendered hereunder.

         SECTION 9. GOVERNING LAW. This instrument shall be governed by the internal substantive laws of West Virginia in all respects, including without limitation its validity, construction, interpretation and termination.

         SECTION 10. EXCULPATION. No Agent shall incur any liability to me or my estate, personal representatives, legatees, devisees, heirs, distributees, successors or assigns for acting or refraining from acting hereunder, except for willful misconduct or gross negligence.

         SECTION 11. DEFINITIONS. Whenever the word "Agent" or any modifying or equivalent word or substituted pronoun therefor is used in this instrument, such word or words shall be held and taken to include both the singular and the plural, and the masculine, feminine and neuter gender thereof, unless otherwise stated or unless the circumstances eliminate such inclusion.

         SECTION 12. BINDING EFFECT. This instrument and the actions taken by my Agent properly authorized hereunder shall be binding upon me and my heirs, distributees, devisees, legatees, successors, assigns and personal representatives.

         WITNESS my hand and seal this 29th day of November, 2002.




                                               /s/Violet Midkiff        (SEAL)
                                               -------------------------
                                               VIOLET MIDKIFF

Witnesses:



/s/ Jonie L. Wise
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Name

1739 West Road
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Huntington, W.V.
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Address


/s/ Sheila P. Huddy
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Name

215 Oney Ave.
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Huntington, WV 25705
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Address